Exhibit 23.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Current Report on Form 8-K/A (dated November 2, 2012) of First PacTrust Bancorp, Inc. of our audit report which expresses an unqualified opinion on the consolidated financial statements of Gateway Bancorp and subsidiary as of December 31, 2011 and 2010 and for the years then ended. The aforementioned audit report (which is dated March 30, 2012) includes an explanatory paragraph relating to uncertainty associated with certain regulatory actions, and is incorporated by reference in this Current Report on Form 8-K/A which is expected to be filed with the Securities and Exchange Commission on or about November 2, 2012.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
November 2, 2012